Exhibit 99.(a)(1)(B)

To:	Eligible Optionees

From:	409A.StockOptions@BlackBox.com

Subject:	Important Information Concerning Certain of Your Black Box Stock Options

As you know, Black Box recently performed a review of its historical stock option granting practices. On October 26, 2007, you received an email from Mike McAndrew advising you that certain options you hold have been determined to have been granted at a “discounted” exercise price for tax purposes (i.e., the exercise price is less than the fair market value of the stock on the date of the grant for tax purposes). As a result, a portion of these “affected option” grants that you hold could be subject to adverse tax consequences.

We also advised you that Black Box intended to offer current employees who hold these “affected options” the opportunity to “cure” them by allowing employees to amend or replace these “affected options” in accordance with the terms of the offer. If you participate in the offer, whether your “affected options” are amended or replaced will depend on the fair market value of Black Box Common Stock on the first business day following the expiration of the offer. If the fair market value of Black Box Common Stock on the first business day following the expiration of the offer is higher than the current exercise price of your “affected option,” your “affected option” will be amended to the lower of (i) the fair market value of Black Box Common Stock on the corrected measurement date of a grant and (ii) the fair market value of Black Box Common Stock on the first business day following the expiration of the offer. If you participate in the offer, and your “affected options” are amended as set forth in the prior sentence, you will be entitled to receive a cash payment in January 2008 equal to the increase in the aggregate exercise price of the amended option. If, however, the fair market value of Black Box Common Stock on the first business day following the expiration of the offer is lower than the current exercise price of your “affected option,” then your “affected option” will be canceled and regranted to you without a change in the exercise price. If your “affected option” is canceled and regranted, you will not receive a cash payment with respect to such “affected option” since the exercise price of that option did not change.

The option amendment program is being conducted by means of a tender offer by which you can elect to amend your “affected options.” The Offer to Amend or Replace Eligible Options, which was filed today with the Securities and Exchange Commission, is attached to this email. This document contains specific details about the tender offer, including an Offering Memorandum containing Frequently Asked Questions, which we encourage you to carefully review. Additionally, attached to this email is a personalized Election Form which describes the details of your “affected options.”

IMPORTANT:  Whether or not you intend to participate in the tender offer, you must print, complete and sign and then submit an executed copy of your personalized Election Form by email to 409A.StockOptions@BlackBox.com or by facsimile to “409A Stock Options TO Administrator” at
(724) 873-6608 before 11:59 p.m., Eastern Standard Time, on Tuesday, December 18, 2007 (or a later time if the offer is extended).

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please send your questions by email to 409A.StockOptions@BlackBox.com or by facsimile to “409A Stock Options TO Administrator” at (724) 873-6608.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to your “affected options” under Section 409A of the Internal Revenue Code of 1986, as amended, and similar state tax laws. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.

The Company is planning to present a webcast to review certain details of the tender offer. This webcast is scheduled for Tuesday, November 20, 2007 beginning at 11:30 a.m., Eastern Standard Time. Details on how to participate in this webcast will be communicated to you in a separate email.